DOLPHIN ADVISORS, L.L.C.
129 East 17th Street
New York, New York 10003

EXHIBIT 3

December 7, 2005

Boston Restaurant Associates, Inc.
999 Broadway, Suite 400
Saugus, MA 01906
Attention: Special Committee of the Board of Directors

BB&T Capital Market
Corporate Finance
225 Franklin Street, Suite 2600
Boston, MA 02110
Attention: Robert F. Dreier

Ladies and Gentlemen:

On behalf of Dolphin Direct Equity Partners, LP (“Dolphin”), we are pleased to submit this revised, non-binding indication of interest in the transaction set forth below. This letter is a non-binding document prepared for discussion purposes only, and the proposed transaction is specifically subject to customary stock purchase agreements and the other conditions precedent contained herein, all satisfactory to Dolphin in their sole discretion. No obligations of any kind shall be created to effect the proposed transaction in the absence of the execution of definitive agreements, as to which no obligation is created hereby.

As previously disclosed, Dolphin has entered into discussions with the Company’s management and with the Polcari family (together, “Management”) to explore a management buy-out of Boston Restaurant Associates, Inc. (the “Company”). Based on those discussions and our continuing review of the Company, we propose the following transaction:

1.
Purchase of Equity. Dolphin, through an acquisition vehicle in which Management would participate, is willing to purchase 100% of the Company’s issued and outstanding Common Stock and Convertible Preferred Stock for an aggregate purchase price of $6.7 million (the “Purchase Price”), or an effective $0.70 per common share.

2.
Form of Consideration. Dolphin will purchase the Company’s equity with cash; provided, however, that any equity securities held by Management will be contributed to the acquisition vehicle in exchange for an interest therein.

3.	Financing. Dolphin will finance the proposed transaction with its own funds.

4.
Conditions to the Transaction. The proposed transaction will be subject to customary closing conditions, including agreement by Management to employment arrangements satisfactory to Dolphin and Management.

5.	Further Due Diligence Requirements. Dolphin anticipates conducting customary legal due diligence for a transaction of this type, but considers its business diligence completed.

DOLPHIN ADVISORS, L.L.C.
129 East 17th Street
New York, New York 10003

6.
Indemnification. In the event the Company wishes to proceed with Dolphin’s proposed transaction, Dolphin will require indemnification for its transaction-related expenses, including the fees of legal counsel, regardless of whether a transaction is consummated.

7.
Break-Up Fee. Upon execution of definitive documentation, Dolphin will provide the Company with a fiduciary out to any proposed transaction, but will require a break-up fee in the amount of $245,000 (3% of transaction value).

        Should you wish to proceed with the proposed transaction, please contact us to arrange next steps. Upon agreement to the basic terms set forth herein, we will prepare and circulate a more detailed term sheet, together with a draft indemnification agreement. We look forward to working with the Company towards a successful transaction.

Very truly yours,

Carlos P. Salas